UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ORBITAL TRACKING CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68558X 100

(CUSIP Number)

Theresa Carlise

c/o Orbital Tracking Corp.

18851 NE 29th Avenue, Suite 700

Aventura, Florida 33180

(305) 560-5355

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 31, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68558X 100

1.	Name of Reporting Person

Theresa Carlise

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [  ]

(b) [  ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,250,000 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,250,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

5.99% (2)

14.	Type of Reporting Person (See Instructions)

IN

(1)	Includes options to purchase 3,750,000 shares of common stock, which options have an exercise price of $0.01 per share, are exercisable and vest immediately, and have a term of 10 years, and options to purchase 500,000 shares of common stock, which options have an exercise price of $0.05 per share, vest immediately, and have a term of 10 years. The Reporting Person has no rights as a shareholder with respect to any shares of common stock covered by the options (including, without limitation, any rights to receive dividends or non-cash distributions with respect to such shares) until the date of issue of a stock certificate to the Reporting Person for such common shares.

(2)	Based on 70,973,191 shares outstanding as of June 9, 2017.

Item 1.	Security and Issuer

This Schedule 13D relates to shares of the common stock, $.0001 par value per share, of Orbital Tracking Corp., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 18851 NE 29th Avenue, Suite 700, Aventura, FL 33180.

Item 2.	Identity and Background

(a)	This statement is being filed by Theresa Carlise (the “Reporting Person”).

(b)	The Reporting Person’s principal business address is c/o Orbital Tracking Corp., 18851 NE 29th Avenue, Suite 700, Aventura, FL 33180.

(c)	The Reporting Person is the Chief Financial Officer, Treasurer and Secretary of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	United States of America

Item 3.	Source and Amount of Funds or Other Consideration

On May 31, 2017, the Issuer issued the Reporting Person options to purchase up to 3,750,000 shares of common stock as partial compensation for the Reporting Person’s services to the Issuer. The options were issued outside of the Company’s 2014 Equity Incentive Plan and are not governed by the Plan. The options have an exercise price of $0.01 per share, vest immediately, and have a term of 10 years.

On December 28, 2015, the Issuer issued the Reporting Person options to purchase up to 500,000 shares of common stock as partial compensation for the Reporting Person’s services to the Issuer. The options were issued outside of the Company’s 2014 Equity Incentive Plan and are not governed by the Plan. The options have an exercise price of $0.05 per share, vest immediately, and have a term of 10 years.

Item 4.	Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person has been acquired for investment purposes only. Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person beneficially owns 4,250,000 shares of the Issuer’s common stock, which represents approximately 5.99% of the Issuer’s common stock.

(b)	The Reporting Person does not hold sole voting power over shares of common stock. The Reporting Person is deemed to hold sole dispositive power over an option to purchase 4,250,000 shares of common stock. The Reporting Person has no rights as a shareholder with respect to any shares of common stock covered by the options (including, without limitation, any rights to receive dividends or non-cash distributions with respect to such shares) until the date of issue of a stock certificate to the Reporting Person for such common shares.

(c)	None.

(d)	To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 4,250,000 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 31, 2017, the Issuer issued the Reporting Person options to purchase up to 3,750,000 shares of common stock. The options were issued outside of the Issuer’s 2014 Equity Incentive Plan and are not governed by the Plan. The options have an exercise price of $0.01 per share, vest immediately, and have a term of 10 years.

On December 28, 2015, the Issuer issued the Reporting Person options to purchase up to 500,000 shares of common stock. The options were issued outside of the Issuer’s 2014 Equity Incentive Plan and are not governed by the Plan. The options have an exercise price of $0.05 per share, vest immediately, and have a term of 10 years.

Item 7.	Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2017	/s/ Theresa Carlise
Theresa Carlise